

June 5, 2013

Via e-mail:
Mr. David F. DeVoe
Senior Executive Vice President and Chief Financial Officer
News Corporation
1211 Avenue of the Americas
New York, New York 10036

      **Re:    News Corporation**
                   **Form 10-K for the Year Ended June 30, 2012**
                   **Filed August 14, 2012**
                   **File No. 1-32352**

Dear Mr. DeVoe:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Carlos Pacho for

                                       Larry Spirgel
                                       Assistant Director